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                          August 17, 2021

       Emmanuel Simons, Ph.D., M.B.A.
       President and Chief Executive Officer
       Akouos, Inc.
       645 Summer Street, Suite 200
       Boston, Massachusetts 02210

                                                        Re: Akouos, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 13,
2021
                                                            File No. 333-258798

       Dear Dr. Simons:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Molly W. Fox, Esq.